File No.   ----------

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                   EMPRESA DE ENERGIA RIO NEGRO S.A. (EDERSA)
                      (Name of the foreign utility company)

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
    (Name of filing company, if filed on behalf of a foreign utility company)


Item 1
------

Notification
------------

     Public Service Enterprise Group Incorporated ("PSEG"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Empresa de Energia Rio Negro S.A. ("Edersa"), an Argentine distribution company, for the purpose of notifying the Commission that Edersa is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.


     PSEG Chile Holding S.A., a Chilean company, and PSEG Chilean Equity II Ltd., a Cayman Islands company, together own 100% of Inversiones PSEG Chile I Limitada ("Inversiones").[1] On March 8, 2001, Inversiones entered into a binding offer letter (the "Binding Offer"), pursuant to which it agreed to purchase from Compania de Petroleos de Chile S.A. ("COPEC"), a Chilean company, approximately 93.88% of the outstanding common stock in Sociedad Austral de Electridad S.A. ("Saesa"). Pursuant to the Binding Offer, Inversiones is also obligated to make a tender offer for the remaining shares of Saesa at a price equal to or greater than the price set forth in the Binding Offer for the COPEC shares.

     Saesa owns a 50% interest in Edersa[2], as well as interests in four (4) Chilean distribution and transmission companies[3].

     Neither Saesa nor Edersa owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Saesa nor Edersa is a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM 1
------

Name and Business Address of the Entity Claiming FUCO Status:
-------------------------------------------------------------

         Empresa de Energia Rio Negro S.A.
         Mengelle 145
         Cipolletti, Argentina


Description of the Facilities  Used for the  Generation,  Transmission  and
---------------------------------------------------------------------------
Distribution of Electric Energy for Sale
----------------------------------------

     Saesa - Sociedad Austral de Electricidad S.A. ("Saesa") distributes electricity in Chile's VIII and IX regions. At the end of 2000, Saesa's customer base was 232,891, 92% of which was residential. Energy sales for the year 2000 totaled 978 gigawatt hours ("GWh").

     Edersa - Empresa de Energia Rio Negro S.A. ("Edersa") produces (via isolated generation systems), transports, distributes and sells electricity to the province of Rio Negro in Argentina. As of December 2000, Edersa had 139,376 customers, 85.5% of which are residential. In December 2000, energy sales for the year amounted to 770 GWh.

Ownership of Voting Securities:
------------------------------

     Saesa - Upon giving effect to the purchases contemplated by the Binding Offer, approximately 93.88% of the common stock of Saesa will be owned by Inversiones. Inversiones has agreed to offer at least the same price per share to the remaining 6.12% of public shareholders for a limited time pursuant to a tender offer. In the event that the tender offer is fully subscribed, Inversiones will hold 100% of the voting stock of Saesa.

     Saesa owns directly the voting securities, as such item is defined in the Holding Company Act, totaling approximately 50% of the voting securities of Edersa.


ITEM 2
------

Domestic Associate Public-Utility Companies
-------------------------------------------

     PSE&G, a wholly owed subsidiary of PSEG, will be the only domestic associate public-utility affiliate of Applicant, as such terms are defined in
Section 2 of the Holding Company Act. PSE&G is a wholly owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, Saesa or Edersa.


EXHIBIT A
---------

State Commission Certification - New Jersey
-------------------------------------------

     Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of Section 33 (a) (2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference.[4] PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

     Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

     Section 33 (a) (2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

     PSE&G, an associate company or affiliate company of Edersa, is a public-utility company that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen (17) conditions generally applicable to the new holding company and its subsidiaries.

     The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

     "This Board has ample statutory authority to regulate all utility activites
(sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

The BPU further stated that:

     "The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

The BPU concluded by finding inter alia (at p. 10) that:
                             ----------

     (2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

     (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service;

     Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

Conclusion
----------

     Accordingly, Edersa satisfies the criteria set forth in Section 33(a) for qualification as a foreign utility company.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                Public Service Enterprise Group Incorporated


                                By:
                                --------------------------------------------
                                James T. Foran
                                Associate General Counsel



Date:    October 9, 2001
--------
     [1] PSEG Chilean Equity II Ltd. owns only .01% of Inversiones; PSEG Chile Holding S.A. owns the remaining 99.99%.

     [2] The remaining 50% of Edersa is owned by Camuzzi Argentina S.A., an Argentine subsidiary of an Italian conglomerate, Camuzzi Gazometri S.p.A.

     [3] On August 30, 2001, PSEG filed a Form U-57 on behalf of Saesa, Edersa's parent company, claiming FUCO status for Saesa.

     [4] PSEG has previously relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57 filings of Public Service Enterprise Group Incorporated on behalf of: Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the
Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998; Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999, AES Parana Operations S.R.L. filed with the Commission on July 12, 1999; Luz del Sur S.A.A. filed electronically with the Commission on September 14, 1999; Shanghai Wei-Gang Energy Company Ltd. filed with the Commission on May 30, 2000; and Empresa Distribuidora de Electricidad de Entre Rios S.A. , filed electronically with the Commission on December 28, 2000; Sociedad Austral de Electricidad S.A., filed electronically with the Commission on August 30, 2001.